SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

27 May 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 24 May 2002 for your records. The announcement has been published in the South China Morning Post in Hong Kong on 27 May 2002.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\tn\sa\2001 Annual Report\ltr-SEHK.doc3

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司
website: http://www.shangri-la.com

RESULTS OF THE SPECIAL GENERAL MEETING IN RELATION TO THE ADOPTION OF NEW SHARE OPTION SCHEME

At the Special General Meeting of Shangri-La Asia Limited (the "Company") held on 24 May 2002, the proposed ordinary resolutions to approve the adoption of the New Scheme and the termination of the operation of the Existing Share Option Scheme of the Company were duly passed.

Reference is made to the circular of the Company dated 17 April 2002 (the "Circular"). Terms used herein shall have the same meaning as defined in the Circular unless otherwise stated.

The Board of Directors of the Company are pleased to announce that the proposed ordinary resolutions to approve the adoption of the New Scheme and the termination of the operation of the Existing Share Option Scheme of the Company were duly passed at the Special General Meeting of the Company held on 24 May 2002.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 24 May 2002